

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

M. Susan Hardwick
Senior Vice President and Chief Financial Officer
Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

     Re: **Vectren Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed February 17, 2015
               File No. 1-15467

Dear Ms. Hardwick:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ William H. Thompson

                        William H. Thompson
                        Accounting Branch Chief